                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A
                                AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           LIN TELEVISION CORPORATION
         ------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
         ------------------------------------------------------------
                         (Title of Class of Securities)

                                  532776 10 1
         ------------------------------------------------------------
                                 (CUSIP Number)


       Marilyn J. Wasser                  Donald Guthrie
       AT&T Corp.                         LIN Broadcasting Corporation
       131 Morristown Road                5295 Carillon Point
       Basking Ridge, New Jersey  07920   Kirkland, Washington  98033
       (908) 953-4408                     (206) 828-1902
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 28, 1994
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. [_]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 532776 10 1             13D/A                      Page 2 of 5 Pages
                              Amendment No. 1

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   AT&T CORP.                                              IRS I.D. 13-4924710

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           13,494,750

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           13,494,750

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,494,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   46.2%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D/A                      Page 3 of 5 Pages
                              Amendment No. 1

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   McCaw Cellular Communications, Inc.                     IRS I.D. 91-1379052

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           13,494,750

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           13,494,750

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,494,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   46.2%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D/A                      Page 4 of 5 Pages
                              Amendment No. 1

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   MMM Holdings, Inc.                                      IRS I.D. 91-1446947

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           13,494,750

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           13,494,750

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   13,494,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   46.2%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D/A                      Page 5 of 5 Pages
                              Amendment No. 1

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   LIN Broadcasting Corporation                            IRS I.D. 62-0673800

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           0

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           0

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   N/A

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     This Schedule 13D is amended in its entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of LIN Television Corporation, a Delaware corporation (the "Issuer"). The principal executive offices are located at 4 Richmond Square, Floor 2, Providence, Rhode Island 02906.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c)   This Amendment No. 1 to Schedule 13D is being filed by
AT&T Corp., a New York corporation ("AT&T"), McCaw Cellular Communications, Inc., a Delaware corporation ("McCaw"), MMM Holdings, Inc., a Delaware corporation ("MMM"), and LIN Broadcasting Corporation, a Delaware corporation ("LIN") (all being collectively referred to herein as the "Reporting Persons"). The Common Stock is held of record in the name of MMM, which is a wholly owned subsidiary of McCaw, which is a wholly owned subsidiary of AT&T. In addition, AT&T is the controlling person of McCaw, MMM and LIN, and McCaw is the controlling person of MMM and LIN. AT&T does not have a controlling person.

     AT&T is principally engaged in global information movement and management, financial services and leasing. The address of its principal business and principal office is 32 Avenue of the Americas, New York, New York 10013-2412.

     McCaw is principally engaged in the business of providing cellular communication services. The address of its principal business and principal office is 5400 Carillon Point, Kirkland, Washington 98033.

     MMM conducts no business. It is a corporation formed to hold securities of LIN. The address of its principal business and principal office is 5400 Carillon Point, Kirkland, Washington 98033.

     LIN is principally engaged in the cellular telephone business. The address of its principal business and principal office is 5295 Carillon Point, Kirkland, Washington 98033.

     In connection with the Distribution (as defined in Item 3) which was consummated on December 28, 1994, LTC Holdings, Inc., a Delaware corporation ("LTC"), which was a reporting person in the original Schedule 13D filed on December 23, 1994, was dissolved.

     Schedules I, II, III and IV attached hereto and incorporated herein by this reference list each executive officer and director of AT&T, McCaw, MMM and LIN, respectively, and the business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedule I, II, III or IV has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedule I, II, III or IV was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AT&T is incorporated in New York and McCaw, MMM and LIN are each incorporated in Delaware. Schedules I, II, III and IV provide information regarding the citizenship for the executive officers and directors of AT&T, McCaw, MMM and LIN.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No funds or other consideration of any kind was given by any of the Reporting Persons or any of the persons named in Schedule I, II, III or IV in connection with the event that required the filing of this Amendment No. 1 to
Schedule 13D, which was the payment of a special dividend pursuant to a spin-off distribution of all the Common Stock (the "Distribution") by LIN to its stockholders of record on December 9, 1994. The Distribution, which was consummated on December 28, 1994, had the following effects: (a) LIN ceased to beneficially own any Common Stock, (b) MMM became the direct beneficial owner of 13,494,750 shares of Common Stock, which represented 52% of the Common Stock outstanding upon consummation of the Distribution (the same percentage MMM indirectly beneficially owned prior to the Distribution), (c) the remaining Reporting Persons became the indirect beneficial owners of 13,494,750 shares of Common Stock, which represented the same percentage of the Common Stock they indirectly beneficially owned prior to the Distribution, and (d) the persons named in Schedules II, III and IV, to the Reporting Persons' best knowledge, became the beneficial owners of the number of shares of Common Stock listed opposite their names on such Schedules. Also, in connection with the Distribution, LTC, which was a reporting person in the original Schedule 13D filed on December 23, 1994, was dissolved. In addition, as described more fully in Item 4, immediately after the Distribution, the Issuer issued additional shares of Common Stock in connection with the Acquisition (as defined in Item
4), which reduced the direct beneficial ownership of MMM and the indirect beneficial ownership of the other Reporting Persons (excluding LIN) to 46.2% of the Common Stock outstanding after the closing of the Acquisition.

ITEM 4.  PURPOSE OF TRANSACTION.

     The event that required the filing of this Amendment No. 1 to Schedule 13D was the consummation of the Distribution.

     As discussed in Item 3, by virtue of the Distribution, LIN ceased to beneficially own any Common Stock and the remaining Reporting Persons' beneficial ownership of Common Stock is now 13,494,750 shares, which constituted a 52% ownership interest in the Issuer upon consummation of the Distribution (representing the same percentage of the Common Stock beneficially owned by the Reporting Persons prior to the Distribution). Such percentage ownership was reduced to 46.2% after the closing of the Acquisition. Also, in connection with the Distribution, LTC, which was a reporting person in the original Schedule 13D filed on December 23, 1994, was dissolved. In addition, by virtue of the Distribution, certain of the persons named in Schedules II, III and IV, to the Reporting Persons' best knowledge, acquired beneficial ownership of the Common Stock in respect of shares of LIN Common Stock beneficially owned by them prior to the Distribution.

     LIN and the Issuer have entered into an Asset Purchase Agreement, as amended, with Cook Inlet Communications, Inc. ("CICI") and its subsidiary, Cook Inlet Communications Corp. ("CICC" and together with CICI, "Cook"), pursuant to which the Issuer agreed to purchase and assume, and Cook agreed to sell and transfer, substantially all the assets and certain liabilities of Cook, consisting primarily of a television station, in exchange for approximately $120 million in cash and 3,357,950 shares of the Common Stock (the "Acquisition"). The Acquisition closed on December 28, 1994.

     As described more fully in Item 6, on December 28, 1994, the Issuer and McCaw entered into a Television Private Market Value Guarantee (the
"Television Guarantee"), which places certain obligations on McCaw for the benefit of the stockholders of the Issuer, other than McCaw and its affiliates. Pursuant to the Television Guarantee, McCaw may, under certain circumstances, offer to acquire the remaining publicly owned shares of the Common Stock in 1998 for their "private market value," as then determined pursuant to an appraisal process. If McCaw does not agree to acquire such remaining shares, the Issuer will be offered for sale in its entirety in a manner intended to maximize stockholder value. There is no assurance that McCaw will agree to acquire shares of the Common Stock for their private market value. If McCaw does not offer to acquire such shares, there is no assurance that the Issuer will be sold in its entirety or, if sold, that the consideration obtained will be considered favorable by holders of shares of Common Stock. The Television Guarantee also provides for the election of three independent directors (the "Independent Directors") who will serve on the Issuer's board of directors (the "Issuer Board").

     In addition, on December 28, 1994, the Issuer entered into a stockholders agreement (the "Stockholders Agreement") with McCaw and CICC pursuant to which CICC and McCaw will vote their shares of the Common Stock to cause the Issuer Board to have 10 members, three of whom will be Independent Directors, six of whom will be designated by McCaw and one of whom will be designated by CICC. Also pursuant to the Stockholders Agreement, McCaw will use its best efforts to cause the Compensation Committee (the "Compensation Committee") of the Issuer Board to be comprised of, for the first two years after the date of the Distribution, one of the Independent Directors, the director designated by CICC and one of the directors designated by McCaw; thereafter, the members of the Compensation Committee will be selected solely by the Issuer Board.

     Pursuant to the Stockholders Agreement, Mr. Roy M. Huhndorf, who is the President of CICI, was elected to the Issuer Board upon the closing of the Acquisition.

     Except as described above, and as more fully described in Item 6, the Reporting Persons have no present plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities, or the disposition of securities;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets or of any of its subsidiaries;

     (d) any change in the present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy;

     (f) any other material change in the business or corporate structure;

     (g) changes in the charter or bylaws or other actions which may impede the acquisition of control by any person;

     (h) any act or course of conduct causing the Common Stock to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) any act or course of conduct causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may determine.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons (other than LIN) is 13,494,750 shares, representing 46.2% of the Common Stock outstanding upon consummation of the Distribution and the Acquisition. Also, upon consummation of the Distribution, LIN ceased to beneficially own any Common Stock. In addition, in connection with the Distribution, LTC, which was a reporting person in the original Schedule 13D filed on December 23, 1994, was dissolved. Further, the persons named in Schedules II, III and IV as beneficial owners of the Common Stock, to the Reporting Persons' best knowledge, beneficially own the number of shares of Common Stock listed opposite their names on such Schedules.

     (b) MMM has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock owned by it of record and beneficially. The remaining Reporting Persons (other than LIN) have indirect sole voting and dispositive power with respect to the Common Stock. Except as otherwise indicated, the persons named in Schedules II, III and IV as beneficial owners of the Common Stock, to the Reporting Persons' best knowledge, have sole voting and dispositive power with respect to such shares.

     (c) Other than by virtue of the Distribution, none of the Reporting Persons and, to the Reporting Persons' best knowledge, none of the persons named on
Schedule I, II, III or IV have purchased or effected any transactions in shares of Common Stock during the past 60 days.

     (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) On December 28, 1994, upon consummation of the Distribution, LIN ceased to beneficially own any Common Stock. Accordingly, in subsequent amendments to this Schedule 13D LIN will not be a reporting person. Also, in connection with the Distribution, LTC, which was a reporting person in the original Schedule 13D filed on December 23, 1994, was dissolved.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES.

     The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

TELEVISION GUARANTEE

     Pursuant to the Television Guarantee, the independent directors of LIN's board of directors have designated three members of the Issuer Board to serve as Independent Directors, each of whom are Independent Directors as determined under the New York Stock Exchange Rules. Under the Television Guarantee, future Independent Directors to be elected at each annual meeting of the Issuer's stockholders will be nominated by the then-current Independent Directors and elected by the affirmative vote of the holders of at least a majority of the Common Stock not owned by McCaw or its affiliates (the "Public Shares") present and entitled to vote at any meeting at which the holders of a majority of the Public Shares are present. Independent Directors are subject to removal only for cause, if a majority of the Independent Directors approve such removal or if such removal is approved by the affirmative vote of the holders of a majority of the Public Shares without any solicitation of votes by McCaw.

     On or about January 1, 1998 (the "Initiation Date"), the Independent Directors will designate an investment banking firm of recognized national standing and McCaw will designate an investment banking firm of recognized national standing, in each case to determine the private market value per share of the Common Stock. Private market value per share is the private market price per share of the Common Stock ("Private Market Price") (including control premium) that an unrelated third party would pay if it were to acquire all the outstanding Common Stock (including Common Stock held by McCaw and its affiliates) in an arm's-length transaction, assuming that the Issuer was being sold in a manner designed to attract all possible participants and to maximize stockholder value, including, if necessary, through the sale or other disposition (including tax-free spin-offs, if possible) of businesses prohibited by legal restrictions to be owned by a particular buyer or class of buyers.

     Once the Private Market Price is determined pursuant to the procedures provided for in the Television Guarantee, McCaw will have 45 days to decide whether it desires to proceed with an acquisition of all the Public Shares (a "Transaction") at that price. If McCaw decides to proceed with a Transaction, it may pay the Private Market Price in cash or any combination of cash, common equity securities and/or nonconvertible senior or subordinated "current cash pay" debt securities that the Independent Directors, after consultation with their investment banking firm, believe in good faith will have an aggregate market value of not less than the Private Market Price. If McCaw determines to proceed with a Transaction as set forth above, it will enter into an agreement with the Issuer (containing customary terms and conditions) and will cause a meeting of the stockholders to be held as soon as practicable to consider and vote thereon. A Transaction may only be completed if it is approved by the holders of a majority of the Public Shares.

     If McCaw determines not to proceed with a Transaction, or if despite its good-faith efforts a Transaction has not been completed within 12 months following the Initiation Date (or, if a Transaction has been approved by holders of a majority of the Public Shares and is being pursued in good faith by McCaw but has not been completed due to regulatory delays or litigation, 20 months following the Initiation Date), McCaw will put the Issuer in its entirety up for sale under the direction of the Independent Directors in a manner intended by the Independent Directors to maximize value for all the Common Stock. The sale procedures will be set by the Independent Directors and may include, if necessary to maximize stockholder value, provision for the sale or other disposition of businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers. The Independent Directors will select from among the proposed transactions the one or more transactions determined by them (including tax-free spin-offs, if possible) as being most likely to maximize value for all the Common Stock and will cause a meeting of the stockholders to be held as soon as practicable to consider and vote thereon. McCaw will not be permitted to bid unless requested to do so by the Independent Directors. McCaw is required to fully cooperate in the Television Guarantee process and, if one or more of the transactions so selected by the Independent Directors are approved by holders of a majority of the Public Shares, will cause all of the Common Stock owned by it or its affiliates to be voted in favor thereof. Any sale is subject to receipt of FCC and other necessary regulatory approvals.

     If a Transaction is presented for approval at a meeting of the Company's stockholders as contemplated above and fails to receive the requisite approval by holders of a majority of the Public Shares, McCaw will have no further rights or obligations to purchase the remaining interest in the Issuer, but the remainder of the Television Guarantee will continue to apply to the extent described therein.

     Except as described above, neither McCaw nor any of its non-Issuer affiliates may engage in any material transaction (including, without limitation, agreements that are standard in the industry) with the Issuer or any of its subsidiaries (other than proportionately as a stockholder) unless such transaction has been approved by a majority of the Independent Directors.
Except as permitted by the Television Guarantee, neither McCaw nor any of its non-Issuer affiliates may purchase additional shares of Common Stock if, after such purchase, McCaw and such affiliates would beneficially own in the aggregate more than 75% of the outstanding Common Stock. In addition, except as described by the Television Guarantee, neither McCaw nor any of its non-Issuer affiliates may engage in a merger or consolidation with the Issuer, or purchase all or substantially all of the assets, unless the transaction is approved not only by a majority of the Independent Directors but also by the holders of a majority of the Public Shares. The Independent Directors expect to retain independent financial advisors and counsel to advise them with respect to any such transaction.

     No transaction will be undertaken, and the Issuer will not take any action, whether or not approved by a majority of the Issuer Board, if the Independent Directors determine in their good-faith judgment by unanimous vote that such transaction or action would likely depress the value of the Issuer on the Initiation Date. In addition, the Issuer will not acquire or dispose of any business, whether or not approved by a majority of the Issuer Board, if the Independent Directors determine in their good-faith judgment by unanimous vote that such acquisition or disposition is not in the best interests of the Issuer.

     Except pursuant to a sale as described above, neither McCaw nor any of its non-Issuer affiliates may sell more than 25% of the outstanding Common Stock to a third party or group unless that third party or group agrees in writing to be bound by the provisions set forth in the Television Guarantee to the same extent as McCaw is bound.

     There is no assurance that McCaw will agree to purchase the Public Shares at private market value. The Television Guarantee remains in effect as long as McCaw and its non-Issuer affiliates beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock or McCaw's designees constitute a majority of the Issuer Board.

THE STOCKHOLDERS AGREEMENT

     The Issuer, McCaw and CICC have entered into the Stockholders Agreement pursuant to which the parties have agreed to take all necessary action to cause the Issuer Board to consist of 10 members, six of whom will be designated by McCaw, one of whom will be designated by CICC and three of whom will be the Independent Directors nominated in accordance with the Television Guarantee as described above. Also pursuant to the Stockholders Agreement, McCaw will use its best efforts to cause the Compensation Committee to be comprised of, for the first two years after the date of the Distribution, one of the Independent Directors, the director designated by CICC and one of the directors designated by McCaw. Thereafter, the members of the Compensation Committee will be selected solely by the Issuer Board. The Stockholders Agreement provides that, if a director designated by McCaw or CICC ceases to serve on the Issuer Board at a time when the entire Issuer Board is not being elected, the party that designated such director shall designate a replacement director as soon as practicable, and, in the event of the resignation, withdrawal or removal of any Independent Director, McCaw will as soon as practicable nominate another individual, selected by a majority of the remaining Independent Directors and otherwise in accordance with the terms of the Television Guarantee, to serve as an Independent Director. The Stockholders Agreement also provides that a party that designated or nominated a director, subject, in the case of an Independent Director, to the terms of the Television Guarantee, may have such director removed from the Issuer Board by notifying the other parties, who shall cast all the votes they are entitled to vote and otherwise cooperate to remove such director from the Issuer Board as soon as practicable. McCaw's right to designate six directors will cease at any time that its beneficial ownership of the outstanding Common Stock is less than 25%. Likewise, CICC's right to designate one director will cease upon its becoming the beneficial holder of less than 3.5% of the outstanding Common Stock.

     The Stockholders Agreement is terminable upon the earliest to occur of:
(a) the tenth anniversary of its execution, provided that at any time within two years before such date (as the same may be extended from time to time), the parties may by written agreement extend its duration for an additional period not to exceed 10 years; (b) with respect to CICC only, written notice to the other parties, provided that CICC and its affiliates and group members beneficially own in the aggregate less than 1% of the outstanding shares of Common Stock; and (c) with respect to McCaw only, written notice to the other parties, provided that McCaw and its affiliates and group members beneficially own in the aggregate less than 5% of the outstanding shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     *99.(1) Stockholders Agreement dated as of December 28, 1994 among LIN Television Corporation, McCaw Cellular Communications, Inc. and Cook Inlet Communications Corp.

     *99.(2) Television Private Market Value Guarantee dated as of December 28, 1994 between McCaw Cellular Communications, Inc. and LIN Television Corporation.

     99.(3) Asset Purchase Agreement dated June 7, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.2 to the LIN Television Registration Statement on Form S-1, File No. 33-84718).

     99.(4) First Amendment to Asset Purchase Agreement dated September 26, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.3 to the LIN Television Registration Statement on Form S-1, File No. 33-84718).

     99.(5) Second Amendment to Asset Purchase Agreement dated December 6, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Barclays Bank, PLC, Nationsbank of Texas, N.A., The Bank of Nova Scotia, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.5 to the LIN Television Registration Statement on Form S-1 (Amendment No. 2), File No. 33-84718).

    *99.(6) Statement of Reporting Persons pursuant to Rule 13d-1(f)(1) (see signature page).

- ----------
*Filed with this Amendment No. 1 to Schedule 13D.

                                   SIGNATURE

     The undersigned hereby agree that this Amendment No. 1 to Schedule 13D is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 30, 1994

                              AT&T CORP.


                              By          /s/  Marilyn J. Wasser
                                  ----------------------------------------
                                  Name:   Marilyn J. Wasser
                                  Title:  Vice President-Law and Secretary


                              McCAW CELLULAR COMMUNICATIONS, INC.


                              By          /s/  Steven W. Hooper
                                  ----------------------------------------
                                  Name:   Steven W. Hooper
                                  Title:  Executive Vice President and
                                          Chief Financial Officer


                              MMM HOLDINGS, INC.


                              By          /s/  Steven W. Hooper
                                  ----------------------------------------
                                  Name:   Steven W. Hooper
                                  Title:  Executive Vice President and
                                          Chief Financial Officer


                              LIN BROADCASTING CORPORATION


                              By          /s/  Donald Guthrie
                                  ----------------------------------------
                                  Name:   Donald Guthrie
                                  Title:  Senior Vice President-Finance

                                   SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF AT&T

    Unless otherwise stated, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with AT&T, the principal business of his or her employer is described under Item 2 above.

                                                                                      Principal Occupation or
                                                     Principal Occupation or            Employment; Business
                                                       Employment; Business            Address; and Principal
           Name                     Position       Address if Employer is AT&T          Business of Employer
- --------------------------------------------------------------------------------------------------------------------
Robert E. Allen        Chairman, Chief Executive   AT&T Corp.
                       Officer, and Director       32 Avenue of the Americas
                                                   New York, NY  10013-2412

R.S. Bodman            Senior Vice President--     AT&T Corp.
                       Corporate Strategy and      295 North Maple Avenue
                       Development                 Basking Ridge, NJ  07920

Harold W. Burlingame   Senior Vice President--     AT&T Corp.
                       Human Resources             295 North Maple Avenue
                                                   Basking Ridge, NJ  07920

M. Kathryn Eickoff     Director                                                       President
                                                                                      Eickoff Economics Inc.
                                                                                      (Economic Consultants)
                                                                                      510 LaGuardia Place,
                                                                                      Suite 400
                                                                                      New York, NY  10012

Walter Y. Elisha       Director                                                       Chairman and Chief
                                                                                      Executive Officer
                                                                                      Springs Industries, Inc.
                                                                                      (Textiles Manufacturing)
                                                                                      205 North White Street
                                                                                      P.O. Box 70
                                                                                      Fort Mill, SC  29715

Philip M. Hawley       Director                                                       Retired Chairman and
                                                                                      Chief Executive Officer
                                                                                      Carter Hawley Hale
                                                                                      Stores, Inc.
                                                                                      (Department Stores)
                                                                                      444 South Flower Street
                                                                                      Suite 2280
                                                                                      Los Angeles, CA  90071-2900

                                                                                      Principal Occupation or
                                                     Principal Occupation or            Employment; Business
                                                       Employment; Business            Address; and Principal
           Name                     Position       Address if Employer is AT&T          Business of Employer
- ---------------------------------------------------------------------------------------------------------------------
Carla A. Hills         Director                                                       Chairman and Chief
                                                                                      Executive Officer
                                                                                      Hills & Company
                                                                                      (International
                                                                                      Consultants)
                                                                                      1200 19th Street, N.W.
                                                                                      5th Floor
                                                                                      Washington, DC  20036

Belton K. Johnson      Director                                                       Former Owner
                                                                                      Chaparrosa Ranch
                                                                                      100 West Houston Street
                                                                                      Suite 1100
                                                                                      San Antonio, TX  78205

Marilyn Laurie         Senior Vice President--     AT&T Corp.
                       Public Relations and        295 North Maple Avenue
                       Employee Information        Basking Ridge, NJ  07920


Drew Lewis             Director                                                       Chairman and Chief
                                                                                      Executive Officer
                                                                                      Union Pacific Corp.
                                                                                      (Transportation Natural
                                                                                        Resources, and Environ-
                                                                                        mental Services)
                                                                                      Martin Tower
                                                                                      Eighth and Eaton Avenues
                                                                                      Bethlehem, PA  18018

A.J. Mandl             Executive Vice President,   AT&T Corp.
                       Chief Executive Officer of  295 North Maple Avenue
                       Communications Services     Basking Ridge, NJ  07920
                       Group

W.B. Marx, Jr.         Executive Vice President,   AT&T Corp.
                       Chief Executive Officer of  295 North Maple Avenue
                       Multimedia Products Group   Basking Ridge, NJ  07920


J.S. Mayo              President, Bell             AT&T Corp.
                       Laboratories Division       600 Mountain Avenue
                                                   Murray Hill, NJ  07974

R.A. McGinn            Executive Vice President,   AT&T Corp.
                       Chief Executive Officer     475 South Street
                       Network Systems Group       Morristown, NJ  07962

                                                                                   Principal Occupation or
                                                     Principal Occupation or         Employment; Business
                                                       Employment; Business         Address; and Principal
           Name                     Position       Address if Employer is AT&T       Business of Employer
- --------------------------------------------------------------------------------------------------------------------
Donald F. McHenry      Director                                                    President
                                                                                   IRC Group, Inc. (Consultants)
                                                                                   Georgetown University
                                                                                   School of Foreign Service
                                                                                   ICC 301
                                                                                   Washington, DC  20057

R.W. Miller            Executive Vice President,    AT&T Corp.
                       Chief Financial Officer      295 North Maple Avenue
                                                    Basking Ridge, NJ  07920

V.A. Pelson            Executive Vice President     AT&T Corp.
                       and Chairman Global Opera-   295 North Maple Avenue
                       tions Team and Director      Basking Ridge, NJ  07920

 S.L. Pendergast       Vice President and           AT&T Corp.
                       Treasurer                    1 Oak Way
                                                    Berkeley Heights, NJ  07922

Donald S. Perkins      Director                                                    Retired Chairman of the Board
                                                                                   Jewel Companies, Inc.
                                                                                   (Diversified Retailer)
                                                                                   100 North Riverside Plaza
                                                                                   Suite 1700
                                                                                   Chicago, IL  60606

Henry S. Schacht       Director                                                    Chairman and Former Chief
                                                                                   Executive Officer
                                                                                   Cummins Engine Company, Inc.
                                                                                   Box Number 3005
                                                                                   Columbus, IN  47202

Michael I. Sovern      Director                                                    President Emeritus and
                                                                                   Chancellor--Kent Professor of Law
                                                                                   Columbia University
                                                                                   435 W. 116th Street, Box B20
                                                                                   New York, NY  10027

J.L. Stead             Executive Vice President,    AT&T Corp.
                       Chairman and Chief           1700 S. Patterson Boulevard
                       Executive Officer-Global     Dayton, OH  45479
                       Information Solutions

Maureen B. Tart        Vice President and           AT&T Corp.
                       Controller                   340 Mt. Kemble Avenue
                                                    Morristown, NJ  07962

                                                                                   Principal Occupation or
                                                     Principal Occupation or         Employment; Business
                                                       Employment; Business         Address; and Principal
           Name                     Position       Address if Employer is AT&T       Business of Employer
- ------------------------------------------------------------------------------------------------------------------
Franklin A. Thomas     Director                                                    President
                                                                                   The Ford Foundation
                                                                                   320 East 43rd Street
                                                                                   New York, NY  10017

Marilyn J. Wasser      Vice President--Law         AT&T Corp.
                       and Secretary               131 Morristown Rd.
                                                   Basking Ridge, NJ  07920

Joseph D. Williams     Director                                                    Chairman of the Executive
                                                                                   Committee
                                                                                   Warner-Lambert Co.
                                                                                   (Pharmaceuticals, Health
                                                                                   Care and Consumer Products)
                                                                                   182 Tabor Road
                                                                                   Morris Plains, NJ  07950

Thomas H. Wyman        Director                                                    Chairman
                                                                                   S.G. Warburg & Co. Inc.
                                                                                   The Equitable Center
                                                                                   787 7th Avenue
                                                                                   New York, NY  10019

John D. Zeglis         Senior Vice President--     AT&T Corp.
                       General Counsel and         295 North Maple Avenue
                       Government Affairs          Basking Ridge, NJ  07920

                                  SCHEDULE II

                   EXECUTIVE OFFICERS AND DIRECTORS OF MCCAW

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with McCaw, the principal business of his employer is described under Item 2 above. The persons named below as beneficial owners of the Common Stock, to the best of McCaw's knowledge, beneficially own the shares of Common Stock listed opposite their names and, except as otherwise indicated, have sole voting and dispositive power with respect to such shares.

                                                                                   Principal Occupation or             Shares of
                                                     Principal Occupation or         Employment; Business            Common Stock
                                                       Employment; Business         Address; and Principal           Beneficially
           Name                     Position       Address if Employer is McCaw      Business of Employer               Owned
- -----------------------------------------------------------------------------------------------------------------------------------
Harold W. Burlingame   Chairman of the Board                                       Senior Vice President--
                                                                                   Human Resources
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920

Wayne M. Perry         Vice Chairman of the        McCaw Cellular                                                    22,500(1)
                       Board and Secretary         Communications, Inc.
                                                   5400 Carillon Point
                                                   Kirkland, WA  98033

Alex J. Mandl          Director                                                    Executive Vice President,
                                                                                   Chief Executive Officer
                                                                                   of Communications
                                                                                   Services Group
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920

Richard W. Miller      Director                                                    Executive Vice President
                                                                                   and Chief Financial
                                                                                   Officer
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920


James L. Barksdale     President, Chief Operating  McCaw Cellular
                       Officer and Director        Communications, Inc.
                                                   5400 Carillon Point
                                                   Kirkland, WA  98033

Tom A. Alberg          Executive Vice President--  McCaw Cellular                                                    15,685(2)
                       Legal and Corporate         Communications, Inc.
                       Affairs                     5400 Carillon Point
                                                   Kirkland, WA  98033

Peter L.S. Currie      Executive Vice              McCaw Cellular
                       President--Development      Communications, Inc.
                       McCaw                       5400 Carillon Point
                                                   Kirkland, WA  98033



(1) Includes options currently exercisable to purchase 15,000 shares of the Common Stock and options to purchase an additional 7,500 shares of the Common Stock that are exercisable within 60 days.

(2) Includes options currently exercisable to purchase 1,250 shares of the Common Stock and options to purchase an additional 5,000, 6,250 and 2,500 shares of the Common Stock that are exercisable within 60 days.

                                                                                   Principal Occupation or             Shares of
                                                     Principal Occupation or         Employment; Business            Common Stock
                                                       Employment; Business         Address; and Principal           Beneficially
           Name                     Position       Address if Employer is McCaw      Business of Employer               Owned
- -----------------------------------------------------------------------------------------------------------------------------------
Steven W. Hooper       Executive Vice President    McCaw Cellular
                       and Chief Financial         Communications, Inc.
                       Officer                     5400 Carillon Point
                                                   Kirkland, WA  98033

Nicolas  Kauser        Executive Vice President--  McCaw Cellular
                       Chief Technology Officer    Communications, Inc.
                                                   5400 Carillon Point
                                                   Kirkland, WA  98033

                                  SCHEDULE III

                    EXECUTIVE OFFICERS AND DIRECTORS OF MMM

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with MMM, the principal business of his employer is described under Item 2 above. The persons named below as beneficial owners of the Common Stock, to the best of MMM's knowledge, beneficially own the shares of Common Stock listed opposite their names and, except as otherwise indicated, have sole voting and dispositive power with respect to such shares.

                                                                                   Principal Occupation or             Shares of
                                                     Principal Occupation or         Employment; Business            Common Stock
                                                       Employment; Business         Address; and Principal           Beneficially
           Name                     Position       Address if Employer is MMM        Business of Employer               Owned
- -----------------------------------------------------------------------------------------------------------------------------------
James L. Barksdale     Chairman of the                                             President, Chief Operating
                       Board and Chief                                             Officer and Director
                       Executive Officer                                           McCaw Cellular
                                                                                   Communications, Inc.
                                                                                   5400 Carillon Point
                                                                                   Kirkland, WA  98033

Tom A. Alberg          Executive Vice                                              President, Chief Operating        15,685(1)
                       President--Legal and                                        Officer and Director
                       Corporate Affairs and                                       LIN Broadcasting Corporation
                       Secretary                                                   5295 Carillon Point
                                                                                   Kirkland, WA  98033

Steven W. Hooper       Executive Vice                                              Executive Vice President and
                       President and Chief                                         Chief Financial Officer
                       Financial Officer                                           McCaw Cellular
                                                                                   Communications, Inc.
                                                                                   5400 Carillon Point
                                                                                   Kirkland, WA  98033

Wayne M. Perry         President and Director                                      Vice Chairman of the Board        22,500(2)
                                                                                   McCaw Cellular
                                                                                   Communications, Inc.
                                                                                   5400 Carillon Point
                                                                                   Kirkland, WA  98033

(1) Includes options currently exercisable to purchase 1,250 shares of the Common Stock and options to purchase an additional 5,000, 6,250 and 2,500 shares of the Common Stock that are exercisable within 60 days.

(2) Includes options currently exercisable to purchase 15,000 shares of the Common Stock and options to purchase an additional 7,500 shares of the Common Stock that are exercisable within 60 days.

                                  SCHEDULE IV

                    EXECUTIVE OFFICERS AND DIRECTORS OF LIN

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with LIN, the principal business of his or her employer is described under Item 2 above. The persons named below as beneficial owners of the Common Stock, to the best of LIN's knowledge, beneficially own the shares of Common Stock listed opposite their names and, except as otherwise indicated, have sole voting and dispositive power with respect to such shares.

                                                                                   Principal Occupation or             Shares of
                                                     Principal Occupation or         Employment; Business            Common Stock
                                                       Employment; Business         Address; and Principal           Beneficially
           Name                     Position       Address if Employer is LIN        Business of Employer               Owned
- -----------------------------------------------------------------------------------------------------------------------------------
James L. Barksdale     Chairman of the                                             President, Chief Executive
                       Board and Chief                                             Officer and Director
                       Executive Officer                                           McCaw Cellular
                                                                                   Communications, Inc.
                                                                                   5400 Carillon Point
                                                                                   Kirkland, WA  98033

Wayne M. Perry         Vice Chairman of                                            Vice Chairman of the Board        22,500(1)
                       the Board                                                   and Secretary
                                                                                   McCaw Cellular
                                                                                   Communications, Inc.
                                                                                   5400 Carillon Point
                                                                                   Kirkland, WA  98033

Tom A. Alberg          President, Chief            LIN Broadcasting Corporation                                      15,685(2)
                       Operating Officer and       5295 Carillon Point
                       Director                    Kirkland, WA  98033

Dennis J. Carey        Director                                                    Vice President
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920

Lewis M. Chakrin       Director                                                    Vice President
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920

Harold S. Eastman      Director                                                    President
                                                                                   Peregrin Capital Co.
                                                                                   (Private Investment Company)
                                                                                   101 S. Capitol Blvd., #1502
                                                                                   Boise, ID  83702

W. Preston Granbery    Director                                                    General Attorney
                                                                                   AT&T Corp.
                                                                                   Corporate Law Division
                                                                                   131 Morristown Road
                                                                                   Basking Ridge, NJ  07920

(1) Includes options currently exercisable to purchase 15,000 shares of the Common Stock and options to purchase an additional 7,500 shares of the Common Stock that are exercisable within 60 days.

(2) Includes options currently exercisable to purchase 1,250 shares of the Common Stock and options to purchase an additional 5,000, 6,250 and 2,500 shares of the Common Stock that are exercisable within 60 days.

                                                                                   Principal Occupation or             Shares of
                                                     Principal Occupation or         Employment; Business            Common Stock
                                                       Employment; Business         Address; and Principal           Beneficially
           Name                     Position       Address if Employer is LIN        Business of Employer               Owned
- -----------------------------------------------------------------------------------------------------------------------------------
William G. Herbster    Director                                                    Financial Consultant                11,740(1)
                                                                                   2788 Calvert Street
                                                                                   Washington, DC  20008

Rolla Huff             Director                                                    Financial Vice President
                                                                                   AT&T Corp.
                                                                                   295 North Maple Avenue
                                                                                   Basking Ridge, NJ  07920

Wilma H. Jordan        Director                                                    Co-Chairman                         10,289(2)
                                                                                   The Jordan-Edmiston Group, Inc.
                                                                                   (Investment Banking and
                                                                                   Management Consulting Firm
                                                                                   for Publishing Companies)
                                                                                   885 Third Avenue, 25th Floor
                                                                                   New York, NY  10122

Richard W. Kislik      Director                                                    Publishing Consultant               14,205(3)
                                                                                   M. Evans & Co. Book Publisher
                                                                                   216 East 49th Street, 2nd Fl.
                                                                                   New York, NY  18817

Donald Guthrie         Senior Vice                 LIN Broadcasting Corporation                                        13,257(4)
                       President-Finance           5295 Carillon Point
                                                   Kirkland, WA  98033

(1) Includes options to purchase 10,000 shares of Common Stock that are exercisable on December 30, 1994 or that will be exercisable within 60 days thereof. Also includes 1,750 shares of the Common Stock beneficially owned by Mr. Herbster's wife. Mr. Herbster disclaims beneficial ownership of the shares held by his wife.

(2) Includes options to purchase 10,000 shares of the Common Stock that are exercisable on December 30, 1994 or that will be exercisable within 60 days thereof.

(3) Includes options to purchase 10,000 shares of the Common Stock that are exercisable on December 30, 1994 or that will be exercisable within 60 days thereof.

(4) Includes options to purchase 1,875 and 3,750 shares of the Common Stock that vested on December 31, 1993 and options to purchase 1,875, 3,750 and 1,750 that will vest within 60 days.

                                 EXHIBIT INDEX

*99.(1)       Stockholders Agreement dated as of December 28, 1994 among LIN
              Television Corporation, McCaw Cellular Communications, Inc. and
              Cook Inlet Communications Corp.

*99.(2)       Television Private Market Value Guarantee dated as of December 28,
              1994 between McCaw Cellular Communications, Inc. and LIN
              Television Corporation.

 99.(3)       Asset Purchase Agreement dated June 7, 1994 among LIN Broadcasting
              Corporation, LIN Television Corporation, Cook Inlet Communications
              Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.2 to the LIN Television Registration
              Statement on Form S-1, File Number 33-84718).

 99.(4)       First Amendment to Asset Purchase Agreement dated September 26,
              1994 among LIN Broadcasting Corporation, LIN Television
              Corporation, Cook Inlet Communications Corp. and Cook Inlet
              Communications, Inc. (incorporated by reference to Exhibit 2.3 to the LIN Television Registration Statement on Form S-1, File No.
              33-84718).

 99.(5)       Second Amendment to Asset Purchase Agreement dated December 6,
              1994 among LIN Broadcasting Corporation, LIN Television
              Corporation, Barclays Bank, PLC, Nationsbank of Texas, N.A., The
              Bank of Nova Scotia, Cook Inlet Communications Corp. and Cook
              Inlet Communications, Inc. (incorporated by reference to Exhibit
              2.5 to the LIN Television Registration Statement on Form S-1
              (Amendment No. 2), File No. 33-84718).

*99.(6) Statement of Reporting Persons pursuant to Rule 13d-1(f)(1) (see signature page).

- ----------
* Filed with this Amendment No. 1 to Schedule 13D